Exhibit 28(i)
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750
November 3, 2010
FundVantage Trust
301 Bellevue Parkway
Wilmington, DE 19809

Re:	FundVantage Trust
Ladies and Gentlemen:
          We have acted as counsel to FundVantage Trust, a statutory trust formed under the laws of the State of Delaware (the “Trust”), in connection with the filing with the Securities and Exchange Commission (“SEC”) of one or more Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (File Nos. 333-141120; 811-22027) (the “Amendments”), registering an indefinite number of shares of beneficial interest (“Shares”) of the following series of the Trust and classes of each such series: (1) Compak Dynamic Asset Allocation Fund series — Class A, Class C, Class D and Class I; (2) WHV Emerging Markets Equity Fund series — Class A and Class I; (3) Boston Advisors Broad Allocation Strategy Fund series —Institutional Class; (4) Formula Investing U.S. Value 1000 Fund series — Class A, Class C and Class I; (5) Formula Investing U.S. Value Select Fund series — Class A, Class C and Class I; (6) Formula Investing Global Value 500 Fund series — Class A, Class C and Class I; (7) Formula Investing Global Value Select Fund series — Class A, Class C and Class I; (8) Formula Investing International Value 400 Fund series — Class A, Class C and Class I; (9) Formula Investing International Value Fund series — Class A, Class C and Class I; (10) Gotham U.S. Value 1000 Fund series — Institutional Class; (11) Gotham Global Value 500 Fund series — Institutional Class; and (12) Gotham International Value 400 Fund series — Institutional Class, under the Securities Act of 1933, as amended (the “1933 Act”).

FundVantage Trust
November 3, 2010

          You have requested our opinion as to the matters set forth below in connection with the filing of the Amendments. For purposes of rendering that opinion, we have examined the Amendments, the Declaration of Trust and By-Laws of the Trust, and the action of the Trust that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also relied on a certificate of an officer of the Trust. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.
          Our opinion, as set forth herein, is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.
          Based upon and subject to the foregoing, we are of the opinion that:
          1. The Shares to be issued pursuant to the Amendments have been duly authorized for issuance by the Trust; and
          2. When issued and paid for upon the terms provided in the Amendments, the Shares to be issued pursuant to the Amendments will be validly issued, fully paid and nonassessable.
          This opinion is rendered solely in connection with the filing of the Amendments. We hereby consent to the filing of this opinion with the SEC in connection with the Amendments and to the reference to this firm in the statement of additional information that is being filed as part of the Amendments. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ Pepper Hamilton LLP

Pepper Hamilton LLP

cc:	Mr. Robert J. Christian, Chairman of the Board of Trustees
Mr. Joel Weiss, President
John M. Ford, Esq.